SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

⁪	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _________

     Commission file number 2-93530

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY

401k PLAN

107 Selden Street

Berlin, Connecticut 06037-1616

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES

One Federal Street, Building  111-4

Springfield, Massachusetts 01105

Financial Statements

The following financial statements are filed as a part of this annual report:

(a)

Financial Statements

1.

Financial statements of Northeast Utilities Service Company 401 k Plan as of December 31, 2004 and 2003 and for the fiscal years ended December 31, 2004 and 2003, including the report of Deloitte & Touche LLP with respect thereto

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY 401 k PLAN

Date 6/28/05	By: /s/ Jean M. LaVecchia Jean M. LaVecchia Vice President-Human Resources Northeast Utilities Service Company

EXHIBIT INDEX

23.

Consents of Independent Accountants

Northeast Utilities Service Company

401K Plan

Together With the Report of Independent Registered Public

Accounting Firm

Financial Statements

As of and For The Years Ended December 31, 2004 and 2003

Supplemental Schedule

As of December 31, 2004

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003:

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3
NOTES TO FINANCIAL STATEMENTS	4-9
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2004:
SCHEDULE I: SCHEDULE H - ITEM 4 (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of

Northeast Utilities Service Company

 401(k) Plan

Berlin, Connecticut

We have audited the accompanying statements of net assets available for benefits of Northeast Utilities Service Company 401(k) Plan (the “Plan”) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the Plan's net assets available for benefits as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental Schedule of Assets Held for Investment as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic 2004 financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Hartford, CT

June 24, 2005

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments, at fair value except as noted:	$480,427,181	$430,288,293
Registered investment companies	350,109,653	328,709,986
Contract with insurance company, at contract value	106,971,725	112,174,168
ESOP allocated Northeast Utilities common shares	49,256,577	64,984,614
ESOP unallocated Northeast Utilities common shares	29,076,315	32,476,429
Northeast Utilities Common Shares Fund	4,220,977	2,726,877
Investment held by Brokerage Link	10,115,807	10,000,035
Loans receivable	1,030,178,235	981,360,402
Total investments

Net amount receivable from Northeast Utilities	12,023,420	13,409,450
Total assets	1,042,201,655	994,769,852

LIABILITIES:

Notes payable to Northeast Utilities	62,029,321	75,458,880

NET ASSETS AVAILABLE FOR BENEFITS	$980,172,334	$919,310,972

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:
Employee contributions (including rollover contributions)	$40,320,934	36,957,919
Employer contributions	3,651,944	3,445,204
Employer contributions - ESOP	12,028,032	14,703,456

Total contributions	56,000,910	55,106,579

Net appreciation in the fair value of investments	25,289,203	143,560,155
Interest and dividend income	33,922,612	28,879,964

Total additions	115,212,725	227,546,698

DEDUCTIONS:
Distributions to participants	(49,035,428)	(53,710,077)
Interest expense	(5,288,575)	(6,431,201)
Administrative expenses	(27,360)	(25,441)

Total deductions	(54,351,363)	(60,166,719)

NET INCREASE	60,861,362	167,379,979

NET ASSETS AVAILABLE FOR BENEFITS,
BEGINNING OF YEAR	919,310,972	751,930,993

NET ASSETS AVAILABLE FOR BENEFITS,
END OF YEAR	$980,172,334	$919,310,972

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1.

PLAN DESCRIPTION

The following is a general description of the Northeast Utilities Service Company 401K Plan (the “Plan”).  Participants should refer to the Plan document for a more complete description.

General - Northeast Utilities Service Company (“NUSCO”), on its behalf and that of other participating subsidiaries of Northeast Utilities (“NU”)(together, the “Company”), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save on a regular and long-term basis.  The Plan is a defined contribution plan which consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (“IRC”) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (“ESOP”) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in NU common stock and intended to qualify under Section 401(a) of the IRC as a stock bonus plan.  The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity funds, or NU common stock, or in cash through in-service withdrawals of certain amounts.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan, for which a match is provided in shares of NU common stock and cash (see Contributions).  The allocation of NU common stock to the ESOP portion of a participant’s account occurs following payments on ESOP loans (see Note 7) which results in the release of shares from the ESOP suspense account.  All contributions are made to the Fidelity Management Trust Company, as Trustee.  Except for amounts used to make payments on the ESOP loans, contributions are invested according to individual employee direction.  Investment options available at December 31, 2004 were NU common shares units (NU Common Shares Fund), units of participation in the Fidelity Growth and Income Fund, Fidelity Spartan U.S. Equity Index Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund,  Fidelity Freedom 2040 Fund, Fidelity Low-Priced Stock Fund, Fidelity Growth Company Fund, Fidelity Mid-Cap Stock Fund, and Fidelity Magellan Fund, a fixed income option with State Street Bank and Trust Company, the Morgan Stanley International Equity Fund, Morgan Stanley Emerging Markets Portfolio, Frank Russell Global Balanced Fund, Frank Russell Small Cap Fund, Hartford Dividend and Growth HLS Fund, the Lord Abbett High Yield Fund, the Lord Abbett Mid-Cap Value Fund, the Lord Abbett Developing Growth Fund, and a self directed Brokerage Link account.

Participating companies of the Plan (the “Employers”) are NUSCO, The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, Holyoke Water Power Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Yankee Energy System, Inc., Yankee Gas Services Company, Yankee Energy Services Company, Select Energy, Inc., Select Energy Services, Inc., Select Energy New York, Inc., Northeast Generation Services Company, Woods Electrical Company, Inc., Woods Network Services, Inc., NGS Mechanical, Inc.,  Woods Electrical Company, Inc. and Woods Network Services, Inc. became participating companies in September 2002.  NGS Mechanical, Inc. became a participating company in December 2002.

ESOP Trust - Effective March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares.  The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 7).  Two-thirds of the employer matching contributions to participants are used to make payments on the loans from NU, permitting the allocation of ESOP shares to those participants’ accounts in lieu of cash employer matching contributions.  Unless at least 55 years of age with at least 5 years of credited service, participants may not direct the reinvestment of these shares except as may be required to meet IRC requirements.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan (“TRAESOP”) and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan (“PAYSOP”), which are two ESOPs for which the applicable tax credits had expired.  Participants’ accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares in the open market for the accounts of participants under the Plan.  As dividends are used to make payments on either of the ESOP loans, ESOP shares are released for allocation to participants’ accounts.  Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.

Contributions - Under the Plan, participants may contribute up to 25 percent of annual pre-tax compensation, as defined in the Plan document.  In addition, a participant may make after-tax contributions to the Plan which, when combined with pre-tax contributions, may not exceed 25 percent of base pay.  Pre-tax and after-tax contributions are subject to certain limitations.  The pre-tax and after-tax contributions are invested by the Trustee, as directed by each participant, in one or more investment funds, including the NU Common Shares Fund.  The Company matches 100 percent of the first 3 percent of a participant’s plan compensation contributed on a pre-tax basis for each bargaining and non-bargaining unit employee with at least six months service (two-thirds of Company matching contributions is in the form of allocated ESOP shares).  For 2004, the maximum pre-tax employee contribution is the lesser of $13,000 or 25 percent of the participant’s compensation.  For individuals who are age 50 or older during the 2004 calendar year who have made the maximum allowable contribution of $13,000, a catch-up contribution of an additional $3,000 could be made.  In addition, the Company may make discretionary contributions to the Plan.

Vesting - A participant is fully vested in his or her own contributions at all times.  Effective April 1, 2000, participants are fully vested with respect to employer matching contributions.

As of December 31, 2004 and 2003, investments in the fixed income option include $272,830 and $253,511, respectively, of forfeitures that may be used to offset future Company contributions to the Plan.  These forfeitures resulted from participants that left the Plan prior to the April 1, 2000 amendment.

Benefits - Following termination or retirement, the participant has several options:  participants may defer receipt of their monies up to the time they attain age 70 ½ if their account balance is greater than $5,000; they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or individual retirement account; they can request a lump sum disbursement, or they can receive installment payments.  Participants may take partial distributions under certain circumstances.  In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant’s share of the Company’s contribution, the participant’s contribution and the Plan’s income.  Allocations of income are determined at the employee account level.

Participant Loans - Subject to certain limitations, participants may apply for loans from their non-ESOP account balances.  Interest on the loan is set at the prime rate plus 1 percent at the time of borrowing, and the loans are secured by the balance in the participant’s account.  Loans are to be repaid within one to five years (for a general loan) or up to 15 years (for a primary residence loan).

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.  The following is a summary of the significant accounting policies used:

Reclassification - Certain 2003 amounts have been reclassified to conform with the current year presentation.

Plan Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments - The investments in NU Common Shares and the self directed Brokerage Link account are carried at fair value based on the closing price on the New York Stock Exchange.  Investments in the NU Common Shares Fund are stated at estimated fair values, which have been determined based on unit values.  Unit values are determined by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates.  The unit values of the NU Common Shares Fund were $29.84 and $31.89 on December 31, 2004 and 2003, respectively.  The Fidelity Growth and Income Fund, Fidelity Spartan U.S. Equity Index Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund,  Fidelity Freedom 2040 Fund, Fidelity Low Priced Stock Fund, Fidelity Growth Company Fund, Fidelity Mid-Cap Stock Fund, Fidelity Magellan Fund, Morgan Stanley International Equity Fund, Morgan Stanley Emerging Markets Portfolio, Frank Russell Global Balanced Fund, Frank Russell Small Cap Fund, Hartford Dividend and Growth HLS Fund, Lord Abbett High Yield Fund, Lord Abbett Mid-Cap Value Fund, and Lord Abbett Developing Growth Fund asset balances reflect the fair value of shares held in each investment based on the closing price at December 31, 2004 and 2003.  The contract with State Street Bank and Trust Company is valued at contract value, as described below.

The accompanying statements of changes in net assets available for benefits present the net appreciation or depreciation in the fair value of investments, which consists of the realized gains and losses and the unrealized appreciation and depreciation on those investments.  Dividend income is recorded on the ex-dividend date and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

The Plan invests in various securities including mutual funds, United States government securities, corporate debt instruments, and corporate stocks, including NU common shares.  Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments - The carrying value of the notes payable approximates fair value as of December 31, 2004 and 2003.  Effective April 30, 1996, the Plan replaced the group annuity contracts which had constituted the fixed income fund with a managed synthetic investment contract, or “wrapper” contract.  This contract (issued by Aetna Life Insurance Company; contract MCA-14593 in 1996 and transferred on April 1, 2002 to State Street Bank and Trust Company; contract 102014) is comprised of a mixture of government and non-government bonds, managed to the Lehman Brothers Aggregate Bond Index, that are placed in a trust (with ownership by the Plan), rather than a separate account of the issuer.  The wrapper is fully benefit responsive and provides that participants can, and must, execute plan transactions at contract value, and insures the underlying assets at contract value.  The fair value of the underlying assets at December 31, 2004 and 2003 were $373,242,248 and $352,418,680, respectively.  These assets are managed by PIMCO and Fidelity Investment Management Company and together with the wrapper had a contract value of $350,109,653 and $328,709,986, respectively.  The fixed income fund produced an average yield of 5.63 percent and 5.85 percent for the years ended December 31, 2004 and 2003, respectively.  The crediting interest rate of the fixed income fund, which is set twice per year, was 5.50 percent and 5.75 percent at December 31, 2004 and 2003, respectively.

3.

INVESTMENTS

The fair value of individual investments representing 5 percent or more of the Plan’s net assets available for benefits as of December 31, 2004 and 2003, were as follows:

	2004	2003
Northeast Utilities Common Shares (Including the NU	$ 185,304,617	$ 209,635,211
Common Shares Fund)
State Street Bank and Trust Company Contract; 102014	350,109,653	328,709,986
Fidelity Growth Company Fund	126,528,640	118,775,028
Fidelity Growth and Income Fund	121,357,713	115,685,415
Fidelity Magellan Fund	82,127,564	81,971,949
Fidelity Spartan U.S. Equity Index Fund	54,001,798	49,629,792

During 2004, the Plan’s investments appreciated/(depreciated) in fair value as follows:

	Net Appreciation/ (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2004 fair value as
determined by quoted market value:
Fixed income	$ 1	$ 350,109,653
Common Shares (including the NU Common Shares Fund)	(14,007,944)	189,525,594
Mutual funds	39,297,146	480,427,181
Loans receivable	-	10,115,807
	$ 25,289,203	$ 1,030,178,235

During 2003, the Plan’s investments appreciated/(depreciated) in fair value as follows:

	Net Appreciation/ (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2003 fair value as
determined by quoted market value:
Fixed income	$ 1	$ 328,709,986
Common Shares (including the NU Common Shares Fund)	65,849,220	212,362,088
Mutual funds	77,722,021	430,288,293
Loans receivable	(11,087)	10,000,035
	$ 143,560,155	$ 981,360,402

4.

TERMINATION PROVISION

Although the Company intends to continue the Plan and its contributions to the trust indefinitely, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all affected participants will become vested in the accrued balances in their accounts.

5.

ADMINISTRATIVE EXPENSES

The Company pays for all expenses incurred by the administration of the Plan with the exception of:

•

Loan initiation fees and fees associated with the Brokerage Link investment option.  These fees are paid by the participants.

•

All investment-related expenses of the Plan, and any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan.

6.

TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated October 7, 2003 that the Plan and related trust are designed in accordance with applicable sections of the IRC.  The Plan has since been amended.  However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.

NOTES PAYABLE

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements.  The notes accrue interest at a rate per annum of 8.58 percent and 8.38 percent, respectively, on the outstanding principal amounts.  The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan.  The notes have maturity dates of December 1, 2011 and March 1, 2012, respectively.  The Plan makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees.  Total principal payments made from the Plan amounted to $13,409,450 and $13,789,773 in 2004 and 2003, respectively.

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants’ accounts.

8.

BENEFITS PAYABLE

The Plan had no participant benefits payable as of December 31, 2004 or 2003.

9.

PARTY-IN-INTEREST

For the year ended December 31, 2004 and 2003, the Plan had investments in 9,816,963 and 10,374,230 common shares of NU (including the NU Common Shares Fund), respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $27,360 and $25,441 for the years ended December 31, 2004 and 2003, respectively.

10.

PLAN AMENDMENTS

Effective January 1, 2005, the Plan was amended to restate the definition of “Employee” under the Plan to state that Non-Benefits Employees are excluded from Plan participation.  A definition of Non-Benefits Employee was added to the Plan.

Effective January 1, 2003, the Plan was amended to implement the distribution requirements as required by the new regulations promulgated in IRC Section 401(a)(9).

******

                      Schedule I

                      EIN:  06-0810627

                      Plan No. 005

NORTHEAST UTILITIES SERVICE COMPANY 401K PLAN

SCHEDULE H:  ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Northeast Utilities	NU Common Shares (Including the NU Common Shares Fund), $5 par value	$ 186,160,158	$ 185,304,617
	State Street	Contract # 102014	50,109,653	350,109,653
*	Fidelity	Growth and Income Fund	108,596,384	121,357,713
*	Fidelity	Growth Company Fund	124,930,010	126,528,640
*	Fidelity	Spartan U.S. Equity Index Fund	44,581,237	54,001,798
*	Fidelity	Magellan Fund	77,930,016	82,127,564
*	Fidelity	Low-Priced Stock Fund	15,941,735	19,325,491
*	Fidelity	Mid-Cap Stock Fund	3,772,302	4,307,600
*	Fidelity	Freedom Income Fund	557,487	574,614
*	Fidelity	Freedom 2000 Fund	654,437	679,010
*	Fidelity	Freedom 2010 Fund	3,192,469	3,423,818
*	Fidelity	Freedom 2020 Fund	3,645,295	4,139,311
*	Fidelity	Freedom 2030 Fund	1,273,639	1,470,975
*	Fidelity	Freedom 2040 Fund	528,401	590,968
*	Plan Participants	Brokerage Link	4,220,977	4,220,977
	Frank Russell	Global Balanced Fund	11,357,314	14,280,316
	Frank Russell	Small Cap Fund	2,255,254	2,795,494
	Morgan Stanley	International Equity Fund	20,741,396	23,765,948
	Morgan Stanley	Emerging Markets Portfolio	2,714,247	3,359,075
	Lord Abbett	Developing Growth Fund	3,488,993	3,750,356
	Lord Abbett	High Yield Fund	2,607,399	2,789,664
	Lord Abbett	Mid-Cap Value Fund	7,393,589	8,418,926
	Hartford	Dividend and Growth HLS Fund	2,439,523	2,739,900
*	Plan Participants	Loans to Participants	10,115,807	10,115,807

			$ 989,207,722	$ 1,030,178,235

*Indicates party-in-interest.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-63023 on Form S-8 of Northeast Utilities of our report dated June 24, 2005, relating to the financial statements and financial statement schedule of Northeast Utilities Service Company 401(k) Plan, appearing in this Annual Report on Form 11-K of Northeast Utilities Service Company 401(k) Plan for the year ended December 31, 2004.

/s/ Deloitte & Touche LLP

Hartford, CT

June 28, 2005